UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38331
NOTIFICATION OF LATE FILING	CUSIP NUMBER 25686H100

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-CEN	Form N-CSR

For Period Ended:	March 31, 2020

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note This amendment 1 to Form 12b-25 amends the last sentence of Part IV to correct an error in wording and the Form 12b-25 as so amended is restated in its entirety.
PART I — REGISTRANT INFORMATION

DOLPHIN ENTERTAINMENT, INC.
Full Name of Registrant.

Former Name if Applicable

150 Alhambra Circle, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Form 10-Q could not be filed within the prescribed time without unreasonable effort and expense because additional time is required by Registrant’s management to prepare the calculations of fair value for certain derivative instruments and freestanding financial instruments.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended March 31, 2020, Dolphin Entertainment, Inc. (the “Company”) deconsolidated Max Steel Productions, LLC, a variable interest entity, (“Max Steel VIE”). Max Steel VIE was initially formed for the purpose of recording the production costs of the motion picture Max Steel. Prior to the commencement of the production, the Company entered into a Production Service Agreement to finance the production of the film. The Production Service Agreement was for a total amount of $10,419,009 with the lender taking a producer fee of $892,619. Pursuant to the financing agreements, the lender acquired 100% of the membership interests of Max Steel VIE with the Company controlling the production of the motion picture and having the rights to sell the motion picture. On February 20, 2020, the lender of the Production Service Agreement confirmed that Max Steel VIE did not owe any debt under the Production Service Agreement.  The Company recorded a gain on extinguishment of debt in the amount of $3,311,198.  In addition, the Company assessed its status as primary beneficiary of the VIE and determined that it was no longer the primary beneficiary.  As such, the Company deconsolidated Max Steel VIE and recorded a loss on deconsolidation in the amount of $1,484,591 on its condensed consolidated statement of operations for the three months ended March 31, 2020.  This transaction is the primary reason for a significant change in net income of approximately $2.4 million, from $0.1 million for the three months ended March 31, 2019 to approximately $2.5 million for the three months ended March 31, 2020.

DOLHIN ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 30, 2020	By:	/s/ Mirta A Negrini
Mirta A Negrini Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)